UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 6, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Coherus BioSciences, Inc.

File No. 333-198936 - CF#31405

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   Coherus BioSciences, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from an Exhibit to a Form S-1 registration statement filed on September 25, 2014.

   Based on representations by Coherus BioSciences, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1	through August 5, 2019
Exhibit 10.2(a)	through August 5, 2019
Exhibit 10.2(b)	through August 5, 2019
Exhibit 10.3	through August 5, 2017
Exhibit 10.4	through August 5, 2017
Exhibit 10.5	through August 5, 2017
Exhibit 10.6	through August 5, 2017
Exhibit 10.15	through September 24, 2017
Exhibit 10.16(a)	through September 24, 2017
Exhibit 10.16(b)	through September 24, 2017
Exhibit 10.16(c)	through September 24, 2017
Exhibit 10.16(d)	through September 24, 2017
Exhibit 10.16(e)	through September 24, 2017
Exhibit 10.17(a)	through October 24, 2017
Exhibit 10.17(b)	through October 24, 2017
Exhibit 10.17(c)	through October 24, 2017
Exhibit 10.17(d)	through October 24, 2017

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary